Exhibit 99.10

CONSENT OF LYNN R. WILLIAMS

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ Lynn R. Williams
Lynn R. Williams

May 10, 2007